Exhibit 99.155

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

enCore Energy Corp.

101 N. Shoreline Blvd, Suite 450 Corpus Christi, TX 78401

2.	DATE OF MATERIAL CHANGE

September 14, 2022

3.	NEWS RELEASE

News releases dated September 12, 2022 and September 14, 2022 were disseminated via Globe Newswire.

4.	SUMMARY OF MATERIAL CHANGE

enCore Energy Begins Trading on Consolidated Basis under the Symbol “ENCUD” on the OTC Market; TSX-V Symbol Remains Unchanged as “EU”.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

enCore Energy Corp. (“enCore” or the “Company”) announced that in connection with the application to list its common shares on The Nasdaq Stock Market LLC (“Nasdaq”), it has consolidated its common shares on a one (1) post-consolidation share for every three (3) current shares basis (the “Share Consolidation”). The common shares commenced trading on the TSX Venture Exchange on a post-consolidated basis effective at the open of markets on September 14, 2022 under the symbol “'EU” and the consolidated common shares now trade on the OTC market under the symbol “ENCUD”.

Prior to the Share Consolidation, the Company had 322,822,741 common shares issued and outstanding. Following the Share Consolidation, the Company will have approximately 107,607,580 common shares issued and outstanding prior to rounding for fractional shares. The Share Consolidation was approved by the board of directors of the Company as part of the Nasdaq listing process.

The exercise price and the number of common shares issuable under any of the Company's outstanding warrants, stock options or other convertible securities will be proportionately adjusted upon the Share Consolidation. No fractional shares will be issued as a result of the Share Consolidation. All fractions of common shares will be rounded up or down to the nearest whole number. No cash consideration will be paid in respect of fractional shares.

Upon completion of the Share Consolidation, a letter of transmittal will be sent by mail to registered shareholders advising that the Share Consolidation has taken effect. The letter of transmittal will contain instructions on how registered shareholders can exchange their share certificates or DRS statements evidencing their pre-consolidated common shares for new share certificates or new DRS statements representing the number of post-consolidated common shares to which they are entitled. No action is required by non-registered shareholders (shareholders who hold their shares through an intermediary) to effect the Share Consolidation.

While the Company has applied for listing on Nasdaq, completion of a listing is subject to final regulatory approvals and the satisfaction of applicable listing requirements. There can be no assurance that a listing will be completed. When a listing is completed it is contemplated that the common shares of the Company would be dually listed and continue to trade in Canada on the TSX Venture Exchange under the symbol EU.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER

William M. Sheriff, Executive Chairman Telephone: 972-333-2214

9.	DATE OF REPORT

September 15, 2022